

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2014

<u>Via E-mail</u>
Mr. Clinton Pyatt
Chief Executive Officer and President
Gold Ridge Resources, Inc.
9891 Irvine Center Drive, Suite 200
Irvine, California 92618

      Re: **Gold Ridge Resources, Inc.**
              Registration Statement on Form 8-K
              Filed July 21, 2014
              File No. 000-55162

Dear Mr. Pyatt:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ James Lopez (for)

              John Reynolds
              Assistant Director